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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RELIABILITY INCORPORATED

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

759903-10-7

(CUSIP Number)

JAMES HARWELL, EXECUTIVE V.P.

P.O. Box 218370, Houston, TX 77218

(281) 492-0550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 1, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 759903107

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Linda Katz, an individual (Direct Ownership) Alex Katz, an individual (Indirect Ownership) (Note 1)
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States (Linda Katz) United States (Alex Katz)

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

591,435 - Linda Katz (Note 2) - 0 - Alex Katz (Note 1)
9. Sole Dispositive Power

591,435 - Linda Katz. - 0 - Alex Katz (Note 1)
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

591,435 - Linda Katz. 591,435 - Alex Katz (Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11)

6.33%
14.	Type of Reporting Person

IN

Note 1:	Linda Katz owns 591,435 shares of common stock of Reliability Incorporated. Alex Katz is married to Linda Katz. Alex Katz disclaims any ownership of the shares owned by Linda Katz.

Note 2.	Linda Katz has entered into a Voting Agreement dated as of April 1, 2007 and, pursuant to the terms of the Voting Agreement, granted an Irrevocable Proxy to Alex Katz and Larry Edwards to vote the shares while such shares are held in escrow pursuant to the Depository Agreement-Escrow Agreement dated April 1, 2007.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value, of Reliability Incorporated, a Texas corporation (“Company”). The address of the principal executive office of Reliability Incorporated is P.O. Box 218370, Houston, Texas 77218-8370.

Item 2.	Identity and Background.

Linda Katz and Alex Katz are individuals whose mailing address is P.O. Box 2127, Jenkintown, PA, 19046.

During the last five years the Reporting Persons have not been convicted in a criminal proceeding. During the last five years the Reporting Persons have not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

OO-Other. Pursuant to the Agreement of Merger and Plan of Reorganization effective April 1, 2007, each share of common stock of Medallion Electric Acquisition Corp., a Florida corporation, held by the Reporting Persons was converted, by virtue of the merger, into 570 shares of common stock of Reliability Incorporated.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities for private investment. The Reporting Persons have no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Reliability, Inc.

(a) Linda Katz beneficially owns 591,435 common shares, representing 6.33% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

(c) Please see Item 4, above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Southland Health Services, Inc.

Pursuant to the Depository Agreement-Escrow Agreement effective as of April 1, 2007, the Reporting Person has deposited into escrow all of the shares referenced in Item 5(a) above. Pursuant to the terms of the Merger Agreement, Reliability is required to raise additional capital in one or more private placements. If certain minimums are not raised in such private placements then all or a portion of the shares held in escrow will be forfeited. In addition, the Reporting Person has entered into a Voting Agreement effective as of April 1, 2007 and granted an Irrevocable Proxy to Alex Katz and Larry Edwards to vote the shares referenced in Item 5(a) above while the shares are held in escrow pursuant to the Depository Agreement-Escrow Agreement. Except for the foregoing, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1.1	Irrevocable Proxy

1.2	Voting Agreement

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2007	/s/ LINDA KATZ
Linda Katz, Individually

/s/ ALEX KATZ
Alex Katz, individually